UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EnergySolutions, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of class of securities)
292756 202
(CUSIP number)

LGB ENV LLC
c/o Lindsay, Goldberg & Bessemer L.P.

630 Fifth Avenue

New York, NY 10111

(212) 651-1100

with a copy to:

Boris Dolgonos, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
February 13, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 292756 202	13D	Page 2

1.	NAME OF REPORTING PERSON: LGB ENV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	10,437,249
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	10,437,249
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		10,437,249
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		11.8
14.	TYPE OF REPORTING PERSON:		OO

CUSIP No.	13D	Page 3

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of EnergySolutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 423 West 300 South, Suite 200, Salt Lake City, UT 84101.

Item 2.	Identity and Background.

This Schedule 13D is filed by LGB ENV LLC (“LGB ENV”), a limited liability company organized under the laws of the state of Delaware.

LGB ENV’s principal business is holding the Common Stock of the Issuer. The address of LGB ENV’s principal business and principal office is 630 Fifth Avenue, New York, NY 10111. The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the managers and executive officers of LGB ENV are set forth on Exhibit 1 hereto, which is incorporated herein by reference.

Neither LGB ENV nor, to the knowledge of LGB ENV, any natural person named in Exhibit 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which LGB ENV was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 13, 2009, ENV Holdings LLC (“ENV Holdings”) distributed all of the shares of Common Stock of the Issuer held by it to its members on a pro rata basis for no consideration (the “Distribution”). As a result, ENV Holdings no longer beneficially owns, directly or indirectly, any shares of Common Stock of the Issuer. LGB ENV, as a member of ENV Holdings, received 10,437,249 Common Stock in the Dstribution.

Item 4.	Purpose of Transaction.

LGB ENV acquired the Common Stock of the Issuer solely for the purpose of investment. LGB ENV intends to review its investment in the Issuer on a continuing basis and, depending on various factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), LGB ENV may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by it, or take any other actions with respect to its investment in the Issuer permitted by law.

Neither LGB ENV nor, to its knowledge, any of its managers or executive officers, has any present plan or proposal which relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in the Securities of the Purchaser.

(a) and (b) The responses of LGB ENV to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.

The aggregate number of shares of Common Stock that LGB ENV beneficially owns is 10,437,249, which constitutes approximately 11.8% of the outstanding shares of Common Stock, based on the Issuer having 88,303,500 total outstanding shares of Common Stock as of October 31, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed with the Securities and Exchange Commission on November 13, 2008.

Except as disclosed in this Item 5(a) and (b), neither LGB ENV nor, to the best of its knowledge, any of its managers or executive officers, beneficially owns any shares of Common Stock or presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c) LGB ENV has not effected any transactions in the securities of the Issuer during the past 60 days.

(d) and (e) Not applicable.

Except as stated in this Item 5, to the knowledge of LGB ENV, only LGB ENV has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by it. Of the remaining shares of Common Stock distributed to the members of ENV Holdings in the Distribution, LGB ENV does not know of any person, other than the respective members receiving such shares in the Distribution, that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

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CUSIP No.	13D	Page 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

LGB ENV LLC

By:	/s/ Alan E. Goldberg
Name: Alan E. Goldberg Title: Executive Manager

By:	/s/ Robert D. Lindsay
Name: Robert D. Lindsay Title: Executive Manager

EXHIBIT 1

MANAGERS AND EXECUTIVE OFFICERS

Directors and Executive Officers of LGB ENV LLC

The following table is a list of the managers and executive officers of LGB ENV LLC (“LGB ENV”), setting forth the name, present position with LGB ENV and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted.) Each person listed below is a citizen of the United States. The business address of each individual listed below is Goldberg Lindsay & Co. LLC, 630 Fifth Avenue, New York, NY.

Name And Position	Principal Occupation or Employment
Alan E. Goldberg Executive Manager	Co-Managing Partner, Goldberg Lindsay & Co. LLC
Robert D. Lindsay Executive Manager	Co-Managing Partner, Goldberg Lindsay & Co. LLC

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